Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 6 DATED SEPTEMBER 17, 2004

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplements No. 2 (which replaced the first Supplement) through 5, and this Supplement No. 6.

Status of the Offering	S – 2
Recent Development	S – 2
Summary of Contracts	S – 3

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

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STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of August 23, 2004, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	13,028,903	143,317,934	128,986,141

Total	17,790,808	$193,317,934	$173,986,141

RECENT DEVELOPMENT

On August 27, 2004, through one of our wholly-owned subsidiaries, we entered into ten separate purchase contracts for the purchase of ten hotels. The ten purchase contracts are all based on the same form purchase contract and have substantially similar terms and conditions. For simplicity, we collectively refer to this transaction as the Stonebridge transaction. The chart and description below summarize the material terms and conditions of the purchases contemplated by the purchase contracts:

Hotel (a)	Location	Number of Rooms	Franchisor	Purchase Price		Seller
Springhill Suites	Arcadia, California	86	Marriott International, Inc.	$8,100,000		Arcadia Suites, LLLP
Hilton Garden Inn	Arcadia, California	124	Hilton Hotels Corporation	$12,000,000		Arcadia Lodging, LLLP
Hampton Inn— Denver Federal Center	Lakewood, Colorado	170	Hilton Hotels Corporation	$10,600,000		Jeffco Lodging, LLP
Homewood Suites	Anchorage, Alaska	122	Hilton Hotels Corporation	$13,200,000		365 Lodging, LLC
Hampton Inn	Phoenix, Arizona	99	Hilton Hotels Corporation	$6,700,000		Phoenix Lodging, LLC
Hilton Garden Inn	Anchorage, Alaska	125	Hilton Hotels Corporation	$18,900,000		Borealis Lodging, LLC
Hilton Garden Inn	Lake Forest, California	103	Hilton Hotels Corporation	$11,400,000		Orange County Lodging, LP
Hampton Inn	South Orange County, California	84	Hilton Hotels Corporation	$7,400,000	(b)	Foothill Ranch Lodging, LP
Hampton Inn & Suites— Denver/Cherry Creek	Glendale, Colorado	133	Hilton Hotels Corporation	$14,700,000	(b)	Glendale Lodging, LLLP
Hampton Inn	Anchorage, Alaska	101	Hilton Hotels Corporation	$11,500,000	(b)	Anchorage Lodging, LLC

(a)	Trademarked. (symbol omitted). The Springhill Suites trademark is the property of Marriott International, Inc. or one of its affiliates. The Homewood Suites, Hilton Garden Inn, Hampton Inn and Hampton Inn & Suites trademarks are the property of Hilton Hotels Corporation or one or more of its affiliates.
(b)	The purchase price includes the assumption of certain debt currently collateralized by theses hotels.

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All of the sellers are affiliated entities. We are not affiliated with any of the sellers. The purchase of each hotel is not contingent upon the purchase of any other hotel. We have committed to make a total deposit of $200,000 for each property ($50,000 which has been paid and $150,000 which is payable within two business days after the expiration of the review period on September 26, 2004), for an aggregate amount of $2,000,000. The $50,000 deposit is refundable to us if we elect to terminate the purchase contract on or before September 26, 2004. If we do not elect to terminate the purchase contract on or before September 26, 2004, the deposit will be non-refundable, except in the case of a default by the seller, and will be credited toward the purchase price of each property at the time of closing. If we elect to terminate a purchase contract after the review period but prior to closing, the escrow agent will release the deposits to the respective seller listed above. If all of the properties are purchased, the aggregate purchase price would be $114,500,000 and the total number of rooms for the hotels purchased would be 1,147.

During the review period, we will have the opportunity to evaluate the legal, title, survey, construction, engineering, structural, mechanical, environmental, zoning, economic, permit status, franchise status, marketing and economic data, financial statements and information, property statements and franchise agreements, loan documents and other documents and information related to the properties and the hotels. We may terminate any of the purchase contracts at any time during the review period for any reason.

SUMMARY OF CONTRACTS

As a part of each purchase contract, each seller has agreed to assign its interest in its existing franchise agreement with the respective franchisor stated in the chart above to us at the time of closing and we have agreed to assume all of the obligations of each seller under the respective franchise agreements. In addition, at the time of closing, the existing management agreements for each hotel will be terminated and we, or one of our wholly-owned subsidiaries, and an affiliate of each seller will enter into a new management agreement for each hotel.

There are a number of closing conditions which must be met prior to or at the closing for each property. They include but are not limited to the following: the seller having performed and complied in all material respects with the covenants under the purchase contract; all third party consents having been obtained; the applicable franchise agreement shall have been assigned to us; and a new management agreement shall have been executed for the property. Accordingly, as of the date of this report and until the date or dates of closing of the acquisitions of the hotels, there is no assurance that any of the hotels will actually be acquired by us. It is also possible that one or more, but fewer than all, of the hotels listed above will ultimately be acquired by us.

Each hotel was in operation at the time of the signing of each purchase contract. The deposit under each purchase contract was, or will be, funded by Apple REIT Six Inc.’s ongoing offering of units. The purchase price for all of the hotels will be funded by Apple REIT Six Inc.’s ongoing offering of units and the assumption of certain existing debt as specified on the chart above.

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